

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

7 January 2002

BY EXPRESS MAIL



02002869

Securities and Exchange Commis[sion]
Office of International Corporate [Finance]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 FEB -1 AM 8:38

Dear Sirs

Roly International Holdings Ltd.
- Half Year Financial Statement Announcement

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 4 January 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 2/1

MASNET No. 63 OF 04.01.2002
Announcement No. 67

 ROLY INTERNATIONAL HOLDINGS LTD

Half Year Financial Statement Announcement

Half-year financial statement on consolidated results for the six months ended 31 October 2001. These figures have not been audited.

		Group			Company		
		US$'000		%	US$'000		%
		Latest half year	Previous half year	Change	Latest half year	Previous half year	Change
1.(a)	Turnover	73,683	85,929	(14.3)	3,800	4,155	(8.5)
1.(b)	Investment income	171	111	54.1	0	0	NA
1.(c)	Other income including interest income	1,369	1,953	(29.9)	5	46	(89.1)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	5,901	9,308	(36.6)	2,020	2,814	(28.2)
2.(b)(i)	Interest on borrowings	(859)	(1,177)	(27.0)	0	(21)	(100.0)
2.(b)(ii)	Depreciation and amortisation	(1,136)	(1,141)	(0.4)	0	(2)	(100.0)
2.(b)(iii)	Foreign exchange gain/(loss)	574	60	856.7	(1)	(28)	(96.4)
2.(c)	Exceptional items	(1,497)	(1,000)	49.7	0	0	NA
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	2,983	6,050	(50.7)	2,019	2,763	(26.9)

		Group			Company		
		US$'000		%	US$'000		%
		Latest half year	Previous half year	Change	Latest half year	Previous half year	Change
2.(e)	Income derived from associated companies	0	0	NA	0	0	NA
2.(f)	Less income tax	(716)	(975)	(26.6)	0	0	NA
2.(g)(i)	Operating profit after tax before deducting minority interests	2,267	5,075	(55.3)	2,019	2,763	(26.9)
2.(g)(ii)	Less minority interests	(11)	(987)	(98.9)	0	0	NA
2.(h)	Operating profit after tax attributable to members of the company	2,256	4,088	(44.8)	2,019	2,763	(26.9)
2.(i)(i)	Extraordinary items	0	0	NA	0	0	NA
2.(i)(ii)	Less minority interests	0	0	NA	0	0	NA
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	NA	0	0	NA
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	NA	0	0	NA
2.(i)(v)	Transfer to Capital Reserve	0	0	NA	0	0	NA
2.(i)(vi)	Transfer to Reserve Fund	0	0	NA	0	0	NA
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	2,256	4,088	(44.8)	2,019	2,763	(26.9)

NA: not applicable

		Group Figures	
		Latest half year	Previous half year
3.(a)	Earnings per share based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital (p)	US 0.6 Cent	US 1.0 Cent
	(ii) On a fully diluted basis (q)	NA	NA
3.(b)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital (p)	US 0.6 Cent	US 1.0 Cent
	(ii) On a fully diluted basis (q)	NA	NA
3.(c)	Net tangible asset backing per ordinary share (r)	US 6.8 Cents	US 7.1 Cents

Notes:

(p) Earnings per share are calculated based on 393,874,264 (2000: weighted average number of 391,042,664) ordinary shares in issue during the period.

(q) Diluted earnings per share was not presented for the period ended 31 October 2001 as it was anti-dilutive.

(r) Net tangible asset backing per share is calculated based on 393,874,264 (2000: 393,874,264) ordinary shares in issue at the end of the financial period.

4.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group has an adjustment of US$120,935 for overprovision for tax in respect of prior year.

4.(b) Amount of any pre-acquisition profits

Nil

4.(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties	*$Profit/(Loss)*
Nil	

4.(d) Any other comments relating to Paragraph 4

Nil

5.(a) <u>Review of the performance of the company and its principal subsidiaries</u>

Financial Highlights
(For the six months ended 31 October 2001)

	Turnover	EBITDA	Net Profit	EPS	NTA per share
Item Nos.	1.(a)	2.(a)	2.(j)	3.(b)	3.(c)
US$'000/ Cents	73,683	5,901	2,256	0.6 US Cent	6.8 US Cents
S$'000/Cents	133,895	10,723	4,100	1.1 Singapore Cents	12.4 Singapore Cents

Exchange rate:
US$1 equivalent to S$1.81718 (closing rate of 31 October 2001)

The Group's unaudited consolidated turnover for the six months ended 31 October 2001 decreased by 14.3 per cent to approximately US$73.7 million (S$133.9 million) as compared to approximately US$85.9 *million (S$150.4 million) in the corresponding period last year.*

- Home Decorative - The Group's turnover attributable to the home-decor operations recorded a decrease of 17.0 per cent from approximately US$50.3 million to US$41.8 million for the period under review. The decrease in turnover was attributed to the loss of two U.S. customers who went out of business last year and one other customer who changed its buying policy.

- Greater China's Distribution Network - The retail and wholesale distribution business in Greater China recorded a decrease of 17.6 per cent in turnover to approximately US$16.4 million as compared to approximately US$19.9 million in the same period last year. The decrease in turnover

view of the late arrival of cold winter weather. As a result, the turnover was not captured in the period under review. Furthermore, the turnover for the period under review has excluded the Group's discontinued retail distribution business in Taiwan that had been recorded in the corresponding period last year.

- Buying Agency Business - While existing customers have been cautious in purchase plans since the beginning of the year due to the fear of the impending U.S. led recession, the Group's efforts to win new customers for the buying agency business softened the impact of the economic slowdown experienced in North America which was crystallized by the 11 September terrorist attacks. The buying agency business recorded approximately US$15.5 million in turnover as compared to approximately US$15.6 million recorded during the same period last year.

The Group achieved an after-tax profit attributable to shareholders, after minority interest, of approximately US$2.3 million (S$4.1 million) as compared to approximately US$4.1 million (S$7.2 million) for the period last year.

- Home Decorative - The Group's home-decor business recorded an after-tax loss of approximately US$0.4 million as compared to an after-tax profit of approximately US$1.8 million for the same period last year. The results of the home-decor business for the period under review were mainly impacted by the operating loss of approximately US$2.5 million incurred by Sun Hill Industries, Inc. ("Sun Hill"), the Group's seasonal products designing and marketing arm in the U.S. Sun Hill's business operations have been revamped under a major corporate restructuring with the aim of converting the business from import and wholesale distribution to one of direct import. However, the Group's home-decor exporting business in Asia remains profitable despite the difficult business environment currently experienced in its main market in the U.S.

- Greater China's Distribution Network - The retail and wholesale distribution business in Greater China recorded a near-breakeven performance with a small after-tax loss of approximately US$0.1 million as compared to an after-tax profit of approximately US$1.0 million during the previous corresponding period due to a slower than expected sales of Fall and Winter products as explained above. Moreover, the Group has invested in acquiring the distribution rights of new brands and in upgrading its distribution network in anticipation of the enhanced domestic consumer confidence with China's entry into the World Trade Organisation ("WTO"). As a result of this investment to enhance future sales growth, short term profitability has been impacted.

- Buying Agency Business - The buying agency business continued to contribute the bulk of the after-tax profit amounting to approximately US$5.1 million as compared to approximately US$5.2 million for the same period last year. While the turnover remained almost unchanged compared to the last corresponding period, the additional costs invested in human resources and technology impacted the after-tax profit marginally. These investments will ensure that the Group's operations are on a stronger foundation as it prepares for enhanced future business.

- IT-Related Activities and Others - While no operational loss was recorded in the Group's 34.7%-associated company, iHomedecor.com, Inc., the Group, having evaluated its investment in this online home furnishing operation in the U.S., provided in full US$1.5 million against the investment for the period under review, thereby eliminated any uncertainty about this investment. Further, a one-time provision of approximately US$0.2 million was made to write down the product launching costs in a private labeled apparel business during the period under review.

5.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

Save as disclosed in item 6.e of this announcement, the directors are not aware that any item, transaction or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between 31 October 2001 and the date of this announcement.

6. Commentary on current year prospects

a. Buying Agency Business

Barring any unforeseen circumstances, the directors expect this segment of the business to continue to contribute positively to the Group's net earnings. The Group is expected to focus on its core competence, the buying agency business, and will continue to invest resources in the area of enhancing its senior management team and developing a web-based order tracking system to improve customer service. During the remaining months of the current financial year, existing customers will continue to buy cautiously and to look for value-added services. Although customers' pressure on profitability and continued price deflation on apparel will squeeze profit margins, the Group expects that the new marketing efforts and resources invested during the last 12 months will be able to soften the impact of margin shrinkage and to bear fruits in the foreseeable future. The Group's buying agency business is expected to benefit from consolidation of the global industry following China's entry into the WTO. This event is expected to lead to a greater focus on operations in Greater China, a region where Roly has an established infrastructure and network.

b. Home Decorative

This segment of the business continues to soften during the remaining months of the current financial year as customers in North America have been conservative in placing orders due to fear of weakening consumer demand in the current recession. As customers are cutting back international travel due to security and cost reasons, the Group is enhancing its marketing effort by setting up temporary sample display booths in two major cities in the U.S. The Group continues to implement measures for cutting fixed costs such as seeking lower rent facilities.

c. Greater China's Distribution Network

With China's recent entry into the WTO which has further boosted domestic spending confidence, the Group expects to catch up with the loss of sales in Greater China region due to delay in delivery in the first half of the financial year. In anticipation of a growing market for consumer goods of foreign labels, and taking advantage of its strong distribution network in China, the Group expects to add new internationally known brands as sole licensee or distributor for the China and Hong Kong markets in the next six months. This segment of the business is expected to contribute positively to the Group's earnings for the remaining months of the current financial year. Further ahead, China's domestic confidence is expected to grow in tandem with economic growth which will be buoyed by the run-up to Beijing's Olympic Game 2008.

d. IT-Related Activities and Others

The Group continues to upgrade its system infrastructure to improve the efficiency of buying agency business operations for better client services and cost reduction. Capitalizing on the Group's supply chain network, the Group will continue to evaluate with strategic partners in projects that have synergies with the Group's present operations in China.

e. Major Corporate and Business Development

In May 2001, the Group successfully raised US$19 million in transferable loans arranged by a bank in Hong Kong.

In June 2001, the Group acquired the remaining 15 per cent equity interest in Midway Enterprises (Guang Zhou) Ltd. ("Midway") from the Chinese partner, making Midway an effectively wholly-owned subsidiary in preparation for future corporate and business expansion. In October 2001, the Group consolidated its ownership control by acquiring the remaining 20 per cent equity interest in Sun Hill, while rationalization measures were introduced immediately to reduce inventory and operating overhead costs to return this U.S. entity to profitability in the next 12 to 18 months.

7. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Date payable

Nil

(d) Books closing date

Nil

(e) Any other comments relating to Paragraph 7

Nil

8. Details of any changes in the company's issued share capital

Option shares

During the period under review, no shares were issued by virtue of the exercise of options.

The following options to subscribe for shares were granted under the Roly Executives' Share Option Scheme and the Roly (1999) Share Option Scheme and remained outstanding as at 31 October 2001:

	Number of share options						
Date of grant	**Balance at 1 May 2001**	**Granted**	**Exercised**	**Cancelled**	**Balance at 31 October 2001**	**Exercise price per share**	**Exercise period**
26 February 1998	4,174,500	-	-	(552,000)	3,622,500	US$0.177	26 February 1999 to 25 February 2003
12 March 1999	1,470,000	-	-	(495,000)	975,000	US$0.100	12 March 2000 to 11 March 2004
10 February 2000	8,550,000	-	-	-	8,550,000	US$0.150	10 February 2001 to 9 February 2005
1 November 2000	250,000	-	-	(250,000)	-	US$0.100	1 November 2001 to 31 October 2005
21 August 2001	-	15,550,000	-	(1,800,000)	13,750,000	US$0.100	21 August 2002 to 20 August 2009
	14,444,500	15,550,000	-	(3,097,000)	26,897,500		

There was no change in the Company's issued share capital during the period under review.

As at 31 October 2001, the issued share capital of the Company was US$39,387,426.40 divided into 393,874,264 shares of US$0.10 each.

9. <u>Comparative figures of the group's borrowings and debt securities</u>

(a) Amount repayable in one year or less, or on demand

As at 31/10/2001		As at 30/04/2001	
Secured	Unsecured	Secured	Unsecured
21,746	1,608	9,421	2,644

(b) Amount repayable after one year

As at 31/10/2001		As at 30/04/2001	
Secured	Unsecured	Secured	Unsecured
7,508	0	2,022	0

(c) Any other comments relating to Paragraph 9

figures in tables (a) and (b) are quoted in US$'000

10. Balance Sheet

Nil

BY ORDER OF THE BOARD

KHOO Kim Cheng
Director and Chief Financial Officer
04/01/2002